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                                                                  EXHIBIT (a)(8)


For Immediate Release                                    Monday 27th April, 1998



                 GEC COMMENCES TENDER OFFER FOR TRACOR SHARES


On the 21st April 1998, The General Electric Company, p.l.c. ("GEC") announced that a GEC subsidiary in the US had entered into a definitive merger agreement with Tracor, Inc.

That subsidiary has today commenced a tender offer at $40 in cash per share for all of the shares of Tracor. The initial expiration date for the tender offer is 22nd May, 1998.

Morgan Stanley & Co. Incorporated is the Dealer Manager and Georgeson & Company is the Information Agent for the tender offer.

The General Electric Company, p.l.c. is not affiliated with the similarly named company which is based in the United States of America.